

August 10, 2012

Via E-Mail
Mr. James E. Huston
President and Chief Executive Officer
Camco Financial Corporation
814 Wheeling Avenue
Cambridge, OH 43725

>   **Re: Camco Financial Corporation**
>   **Registration Statement on Form S-1**
>   **Filed July 17, 2012**
>   **File No. 333-182719**

Dear Mr. Huston:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We will process your filing without the number or price of shares. However, since this information triggers a number of disclosure matters, we will need sufficient time to process the amendment when the information is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

Plan of Distribution, page 43

2.   We note that ParaCap is acting as your "financial advisor," but it appears they may also be acting as an underwriter. Refer to Section 2(a)(11) of the Securities Act. In this regard, we note that, among other things, ParaCap may identify and manage broker-dealers to act as a selling group and will receive 6.0% of the aggregate gross proceeds of

any amounts raised and 3.0% of the aggregate dollar amount of the common stock sold in the public offering.

Please provide us with the analysis you conducted to determine that ParaCap should not be named as an underwriter in your prospectus. Alternatively, revise your filing to name ParaCap as an underwriter.

3.   Please describe any material relationship between you and ParaCap and quantify any consideration paid in the preceding two years.

Exhibits, page II-2

4.   Please file the opinion of Vorys, Sater, Seymour and Pease LLP, and all other unfiled exhibits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have questions or comments please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477. If you require further assistance, you may contact me at (202) 551-3434.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney